UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

CapitalSource Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

14055X 10 2

(CUSIP Number)

Steven A. Museles Chief Legal Officer CapitalSource Inc. 4445 Willard Avenue, 12th Floor Chevy Chase, MD 20815 (301) 841-2700	James E. Showen, Esq. Hogan & Hartson L.L.P. 555 Thirteenth Street, N.W. Washington, D.C. 20004 (202) 637-5600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 6, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14055X 10 2
SCHEDULE 13D

1.	Name of Reporting Person: Jason M. Fish		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 4,735,780

		8.	Shared Voting Power: 2,169,095

		9.	Sole Dispositive Power: 4,735,780

		10.	Shared Dispositive Power: 2,169,095

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,904,875

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.0%

14.	Type of Reporting Person (See Instructions): IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 14055X 10 2

This Amendment No. 3 amends and supplements the Statement on Schedule 13D (the “Statement”), filed with the Securities and Exchange Commission (the “Commission”) on August 18, 2003, subsequently amended and supplemented by Amendment No. 1, filed with the Commission on January 27, 2004 and Amendment No. 2, filed with the Commission on February 11, 2004, by Jason M. Fish (the “Reporting Person”) relating to shares of Common Stock, par value $0.01 per share (the “Shares”), of CapitalSource Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition have the meaning set forth in the Reporting Person’s original Statement.

Item 2. Identity and Background

Item 2 of the Statement is hereby amended by deleting paragraph (c) and replacing it as follows:

(c) The Reporting Person is the Vice Chairman and Chief Investment Officer of the Issuer.

Item 4. Purpose of Transaction

Item 4 of the Statement is hereby amended by adding the following:

The Reporting Person and the Issuer executed an option agreement, dated June 6, 2006, pursuant to which the Reporting Person was granted an option to purchase 700,000 Shares (the “Option”). The Option will vest on January 1, 2007.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended by deleting paragraphs (a), (b) and (e) thereof and replacing them as follows:

(a) As of the date hereof, the Reporting Person beneficially owns an aggregate of 6,904,875 Shares, which represents 4.0% of the Issuer’s Shares. The Shares beneficially owned by the Reporting Person include 1,782,430 Shares held by the Fish Children 2000 Trust, an irrevocable trust for the benefit of the Reporting Person’s children. The Shares beneficially owned by the Reporting Person also include 386,665 Shares held by Fish Family Partners, L.P.

(b) As of the date hereof, the Reporting Person has the sole power to vote or direct the voting of, or dispose or direct the disposition of 4,735,780 Shares. The Reporting Person shares power with Courtney Benoist, the trustee (the “Trustee”) of the Fish Children 2000 Trust, to vote or direct the voting of, or dispose of 1,782,430 Shares held by the Fish Children 2000 Trust. In addition, the Reporting Person shares power with the Trustee to vote or direct the voting of, or dispose of 386,665 Shares held by Fish Family Partners, L.P. The Trustee’s address is c/o Jason M. Fish, CapitalSource Inc., One Maritime Plaza, 11th Floor, San Francisco, CA 94111. The Trustee is a citizen of the United States, is not presently employed, and has not been involved in any proceeding described in Items 2(d) or (e).

(e) The Reporting Person ceased to be the owner of at least five percent of the Issuer’s Shares on October 6, 2006.

Item 7. Material to be Filed as Exhibits

1.                 Non-Qualified Option Agreement, dated as of June 6, 2006, between CapitalSource Inc. and Jason M. Fish (incorporated by reference to Exhibit 10.5 of the Issuer’s Current Report on Form 8-K dated June 8, 2006).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Jason M. Fish ________________________ Jason M. Fish

July 31, 2006

Exhibit Index

1.             Non-Qualified Option Agreement, dated as of June 6, 2006, between CapitalSource Inc. and Jason M. Fish (incorporated by reference to Exhibit 10.5 of the Issuer’s Current Report on Form 8-K dated June 8, 2006).